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                     July 8, 2022

       Leslie Buttorff
       Principal Executive Officer and Principal Financial Officer PANACEA LIFE SCIENCES HOLDINGS, INC.
       5910 S University Blvd, C18-193
       Greenwood Village, CO 80121

                                                        Re: PANACEA LIFE
SCIENCES HOLDINGS, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38190

       Dear Ms. Buttorff:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences